[PGS LOGO]                                                          NEWS RELEASE
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
Ola Bosterud                                                   November 15, 2005
Phone: +47 67 52 64 00
Celluar:  +47 90 95 47 43

Christopher Mollerlokken
Phone: +47 67 52 64 00
Celluar: +47 90 27 63 55

US Investor Services,
Renee Sixkiller,
Phone: +1 281 509 8548



           Petroleum Geo-Services ASA announces Cash Tender Offer and
                    Consent Solicitation for All Outstanding
                            10% Senior Notes due 2010

     November 15, 2005: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that it has commenced a cash tender offer and consent solicitation for any and all of its outstanding $745.9 million aggregate principal amount of 10% Senior Notes due 2010 (the "Notes"). The tender offer is scheduled to expire at 8 a.m New York City time, on December 14, 2005, ("Expiration Date"), unless extended. The consent payment deadline is at 5 p.m. New York City time, on November 29, 2005 ("Consent Payment Deadline") unless extended. The tender offer is being made upon the terms, and subject to the conditions, set forth in the Offer to Purchase and Consent Solicitation Statement dated November 15, 2005 ("Offer to Purchase"), which more fully sets forth the terms of the tender offer and consent solicitation. Holders may withdraw their tenders prior to 5 p.m. New York City time on November 29, 2005, but not thereafter, except as may be required by law or as may be extended under the Offer to Purchase.

     The purchase price for each $1,000 principal amount of Notes validly tendered and accepted for payment pursuant to the tender offer will be determined at 2 p.m. New York City time on November 29, 2005, unless extended, in the manner described in the Offer to Purchase. The purchase price will be determined by a yield of fixed spread of 50 basis points over the bid side yield to maturity of the 3.00% U.S. Treasury Notes due November 15, 2007 (as quoted on Bloomberg Reference Page PX4 at 2 p.m. ET, on November 15, 2005) plus accrued and unpaid interest up to but excluding the applicable payment date, minus the $20 Consent Payment described below. The purchase price for the Notes will be announced by news release promptly after its determination. PGS will also, upon the terms and subject to the conditions set forth in the Offer to Purchase, make a consent payment of $20 per $1,000 principal amount of Notes ("Consent Payment") to all holders of Notes for which consents have been validly delivered and not revoked on or prior to the Consent Payment Deadline. Holders who tender their notes after the Consent Payment Deadline will receive only the purchase price for their Notes and no Consent Payment.


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Petroleum Geo-Services Inc     Phone:  +1 281-509-8000
15150 Memorial Drive           Fax:    +1 281-509-8500
Houston, TX 77079, USA

Petroleum Geo-Services ASA     Phone:  +47 6752 6400
Strandveien 4                  Fax:    +47 6752 6464
P.O.Box 89
N-1325 Lysaker, Norway

     Holders tendering Notes will be required to consent to proposed amendments to the indenture governing the Notes, which will eliminate substantially all of the affirmative and restrictive covenants and certain events of default and related provisions contained in the indenture. Adoption of the proposed amendments requires the consent of at least a majority of the outstanding principal amount of the Notes. The consummation of the tender offer and consent solicitation is subject to the conditions set forth in the Offer to Purchase, including the receipt of consents of holders of Notes representing the majority in aggregate principal amount of the Notes and is conditioned on PGS obtaining the financing necessary to fund the tender offer and consent solicitation.

     The tender offer will expire at 8:00 a.m., New York City time, on December 14, 2005, unless the offer is extended or terminated by PGS. PGS may, subject to certain restrictions, amend, extend or terminate the offer and consent solicitation at any time in its sole discretion without making any payments with respect thereto. Tendered Notes may not be withdrawn and consents may not be revoked after the Consent Payment Deadline, except in limited circumstances.

     PGS has engaged UBS Investment Bank as dealer manager for the tender offer and solicitation agent for the consent solicitation. Questions regarding the tender offer and consent solicitation may be directed to the Liability Management Group at UBS at (888) 722-9555 x 4210 or (203) 719-4210. Requests for documentation should be directed to Global Bondholder Services Corp. at (866) 470-3900 or (212) 430-3774, the information agent for the tender offer and consent solicitation.

     The Tender Offer and Solicitation of Consents are made solely on the terms and conditions set forth in the Offer to Purchase, dated November 15, 2005. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of the company. It also is not a solicitation of consents to the proposed amendments to the indenture. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.


                                      ****

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20- F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

                                     --END--